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Brandon Metcalf · 2nd

CEO & Founder at Place Technology

Talks about #finance, #startup, #investing, #leadership, and #salesforce

Austin, Texas, United States · Contact info

17,970 followers · 500+ connections

5 mutual connections: Jonny Price, T. Wolf Starr, and 3 others

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Place Technology

Harvard Business School

About

I help finance become the strategic business advisors their company needs them to be.

I know the pain all too well. ... see more

Experience

CEO & Founder
Place Technology
Aug 2018 – Present · 2 yrs 11 mos
Austin, Texas

Founder
Blueprint Advisory
Dec 2018 – Present · 2 yrs 7 mos
Austin, Texas

Senior Vice President, Salesforce
Bullhorn
Mar 2018 – Aug 2018 · 6 mos
Chicago, Illinois

President & Founder
Talent Rover by Bullhorn
2011 – Mar 2018 · 7 yrs
Chicago, IL; San Francisco, CA

Senior Director, Technology
CVPartners
2007 – 2011 · 4 yrs
San Francisco Bay Area

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Education

Harvard Business School
OPM
2018 – 2021

Volunteer experience

Board Member
Entrepreneurs' Organization
2021 – Present • less than a year

AIDS Lifecycle - Cyclist
San Francisco AIDS Foundation
2014 – 2017 • 3 yrs

AIDS/LifeCycle is a fully supported, 7-day bike ride from San Francisco to Los Angeles to raise money and awareness in the fight against HIV/AIDS. Every year, this landmark ride through beautiful California delivers a life-changing experience for thousands of participants from all backgrounds and fitness levels united by a common desire to do something heroic.

Skills & endorsements

PlaceCPM · 18

Vignesh Shanker and 17 connections have given endorsements for this skill

Salesforce.com · 97

Endorsed by **David Cook and 6 others who are highly skilled at this**

Endorsed by **3 of Brandon's colleagues at Talent Rover by Bullhorn**

Finance · 8

Dustin Howes and 7 connections have given endorsements for this skill

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Recommendations

Received (20) Given (2)

Henry England
5-to-9: Fishing fanatic, road trip enthusiast, lover of country music
June 30, 2020, Henry reported directly to Brandon

Brandon is one of the hardest working, smartest and most driven folks I've ever had the pleasure of working with. He holds tremendously high standards for himself and his products, but remains completely approachable and professional. Brandon cares deeply about developing those around him an... See more

Marina Rayman
Director, Financial Services M&A at EY-Parthenon | CSPO
November 1, 2009, Marina was a client of Brandon's

Brandon was an absolute pleasure to work with during my job search. He is an expert in his field, and is committed to the best outcome for his clients. Brandon is extremely personable, yet professional and thorough in every step of the recruiting process. I felt very comfortable and confident in his... See more

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